Mail Stop 6010

July 6, 2006

Mr. David A. Tenwick
Chairman
Adcare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502-9032

Re: Adcare Health Systems, Inc.
Amendment No. 3 to Form SB-2 Registration Statement
File No. 333-131542

Dear Mr. Tenwick:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1.   We note that a page of graphics now appears between the cover page and the summary and as an alternate back cover page for the selling shareholders prospectus. If you retain these pages you will need to explain, on the appropriate page, what this facility is, what the graphics purport to show, whether this facility is unique or representative of all your facilities and any other information necessary to provide an appropriate context for the photos.

Summary

About Us – page 2

2.   Please expand the discussion in the fourth and fifth paragraphs to include the percentage of your aggregate revenue and net income attributable to each of your segments in each of the last two fiscal years and interim period to date. You currently state, in the fourth paragraph, that 92% of your revenue in the management and facility/based care segment is derived from facilities which you own and operate, but you do not indicate what time period you are referring to.

3.   Please provide factual support for the claims you make in the eighth paragraph on page 2. Mark the supporting data to show the location of the information you are relying on and tie the support to the specific claim in the prospectus that the data is intended to support. In this regard, please note that you should limit your discussion of the size of the "senior living facilities market" to the specific portion(s) of the market that you operate in.

4.   You use the terms "fully integrated" and "fully integrated senior living company" in the first and ninth paragraphs of page 2, but it is unclear what these terms mean. Please either delete them, or explain what they mean.

Cash Flow, page 26

5.   Refer to your response to comment 9. We note in your revised discussion for the comparative annual periods that you attribute the cash provided by operating activities in 2004 primarily to the sale of Marion Hearth & Home. Please explain to us how the sale of assets described here is an operating activity. Further include a better discussion of why the cash generated from operations decreased so significantly between the periods.

Alternate Prospectus Pages

6.   For each non-natural person listed in the table, please identify the natural person who possesses investment and voting rights over the securities owned by that entity. Also, tell us whether any of the selling persons are broker/dealers and if so, the circumstances under which they obtained the shares they are selling.

Financial Statements, page F-1

Consolidated Statements of Changes in Owner's Equity, page F-5

7.   Please refer to your response to prior comment 13. Your response appears to indicate that you are relying on footnote eight of paragraph 14. Please note that the exposure draft discussed in this footnote is a proposed exposure draft, and has not been approved. Additionally, please note that exposure drafts are not authoritative literature. As such, it is not appropriate to base your accounting on this guidance. Further, it does not appear that the payments you made to acquire the additional equity interests would fall under the types of transfers of net assets or exchanges of equity interests between entities under common control. Refer to paragraph D11 of SFAS 141. Please revise your financial statements to account for these payments using purchase accounting, or provide further support for your accounting treatment. Also tell us the amounts paid and how you calculated the amount recorded in this line item. Refer to paragraphs 14 and A6 of SFAS 141.

Note 1. Description of Business, page F-8

8.   Refer to your response to comment 14. We are unable to agree with your assertion that this represents an embedded derivative based primarily on the fact that the contract is not able to be net settled or effectively net settled due to the lack of a ready market for these subsidiary shares. It does seem to us that this obligation represents a put option by the majority owners based on the fact that, once the offer is tendered, you will be obligated to purchase any shares that they request at that time. This instrument would seem to clearly fall within the guidance of paragraph 11 of SFAS 150. Please revise your financial statements to reflect the appropriate accounting for such instruments, or explain to us why you feel that this guidance does not apply.

Note 4. Discontinued Operations, page F-19

9.   Please refer to your response to comment 12. It remains unclear to us how the consummation has been completed in this transaction. Your assertion in this response that the transfer of title is perfunctory seems inconsistent with statement in this note that seems to infer that the purchaser has the "option to vacate the property prior to July 1, 2006," which would seem to invalidate the sale. Please reconcile this apparent inconsistency and clarify any other terms of the agreement that might indicate that consummation is not complete such as what happens if the buyer defaults on the payment of the land contract.

Note 6. Note Receivable, page F-21

10.   Please refer to your response to comment 16. Your disclosure in the document states that you "received an unsecured promissory note." Your discussion in your response seems to be predicated on the fact that the note is really secured by the property in question. Please revise your disclosure to clarify how this unsecured note is supported by the property.

                              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tabatha Akins at 202-551-3658 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

                                        Regards,

                                        Jeffrey P. Riedler
                                        Assistant Director

Cc: Michael A. Smith, Esq.
        Carlile Patchen & Murphy LLP
        366 East Broad Street
        Columbus, Ohio 43215